Filed by The Quaker Oats Company
                           Pursuant to Rule 425 under the Securities Act of 1933

                                        Subject Company: The Quaker Oats Company
                                                  Commission File No.: 001-00012



Safe Harbor Statement
---------------------

This release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectation and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about future financial operating results and benefits of the pending merger between PepsiCo, Inc. and The Quaker Oats Company. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain shareholder or regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of PepsiCo, Inc. and The Quaker Oats Company; costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends: and the general economic environment. Neither PepsiCo, Inc. nor The Quaker Oats Company is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

We urge investors to read the Proxy Statement/Prospectus and any other relevant documents that PepsiCo, Inc. and The Quaker Oats Company have filed and will file with the Securities and Exchange Commission because they contain important information.

On January 9, 2001, PepsiCo filed a joint proxy statement/prospectus in connection with its proposed merger with The Quaker Oats Company. PepsiCo and The Quaker Oats Company will be jointly preparing an amendment to the joint proxy statement/prospectus and will be filing such amendment with the Securities and Exchange Commission as soon as practicable. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by PepsiCo free of charge by requesting them in writing from PepsiCo, Inc., 700 Anderson Hill Road, Purchase, New York 10577, Attention:
Secretary, or by telephone at (914) 253-2000. You may obtain documents filed with the SEC by Quaker Oats free of charge by requesting them in writing from The Quaker Oats Company, 321 North Clark Street, Chicago, Illinois 60610,
Attention: Corporate Secretary, or by telephone at (312) 222-7111.

PepsiCo and Quaker Oats, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of PepsiCo and Quaker Oats in connection with the merger. Information about the directors and executive officers of PepsiCo and their ownership of PepsiCo shares is set forth in the proxy statement for PepsiCo's 2000 annual meeting of shareholders. Information about the directors and executive officers of Quaker Oats and their ownership of Quaker Oats stock is set forth in the proxy statement for Quaker's 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.

                                    # # #

On February 1, 2001 The Quaker Oats Company issued the following press release announcing its earnings for the quarter and year ended December 31, 2000.

--------------------------------------------------------------------------------

News Release  Q4
--------------------------------------------------------------------------------

[LOGO]

THE QUAKER OATS COMPANY
                                              Further Information:
                        Media Contact:        Investor Contact:
Quaker Tower            Mark Dollins          Margaret M. Eichman, V.P.
P.O. Box 049001         Director, Corp. Comm. Investor Relations & Corp. Affairs
Chicago, IL  60604-9001 (312) 222-7399        (312) 222-7818
--------------------------------------------------------------------------------


QUAKER REPORTS 21 PERCENT INCREASE IN EPS FOR 2000,
A 12 PERCENT INCREASE FOR FOURTH QUARTER, BEFORE UNUSUAL ITEMS

For Immediate Release
---------------------

      CHICAGO, Feb. 1, 2001 -- The Quaker Oats Company (NYSE:OAT) today reported earnings per share of $3.40 for the year ended Dec. 31, 2000, excluding unusual items. This compares to $2.80 per share in 1999, an increase of 21 percent.

      Including unusual items in both years, Quaker reported earnings per share of $2.61 in 2000, versus $3.23 per share in 1999, a decrease of 19 percent. (See section entitled "Unusual Items" for details.)

      "The year 2000 proved to be another outstanding year for Quaker," said Robert S. Morrison, chairman, president and chief executive officer. "We recorded 7 percent sales growth, 14 percent operating income growth and our third consecutive year of 20-plus percent earnings per share growth. Worldwide, our food and beverage businesses each delivered double-digit profit growth, far outpacing our industry's norm. Gatorade delivered its 17th consecutive year of sales growth, with revenues exceeding the two-billion-dollar mark. Our businesses are stronger than ever, our strategies have been effective and our people are prepared to tackle future growth."

      In the United States and Canada, which represented 82 percent of revenues, sales grew 6 percent and operating income increased 12 percent. Ongoing international businesses grew 9 percent in sales and 35 percent in operating income. Strong cash flow from operations provided for a $76 million reduction in debt and the repurchase of $236 million of common stock during the year.

FULL YEAR RESULTS:
------------------

      Total 2000 operating income was $808.3 million, versus $710.2 million in 1999, an increase of 14 percent. The Company's food business reported a 14 percent increase in operating income, and its beverage business reported a 13 percent increase. Sales were $5.04 billion, versus $4.73 billion in 1999, an increase of 7 percent. Excluding the impact of changes in foreign currency exchange rates, sales would have increased 8 percent. Worldwide beverages achieved 15 percent sales growth, and worldwide foods increased 2 percent. Total Company volume, as measured in pounds, increased 9 percent for the year.

                                    - more -

TOTAL FOODS
-----------

      Operating income for the Company's food businesses was $510.5 million, versus $447.1 million in 1999, an increase of 14 percent. Total food sales were $2.94 billion, versus $2.88 billion in 1999, an increase of 2 percent.

FOODS:  U.S. AND CANADA
-----------------------

      Operating income for U.S. and Canadian Foods was $458.5 million, versus $399.8 million in 1999, an increase of 15 percent. Sales for U.S. and Canadian Foods were $2.38 billion, versus $2.36 billion reported for 1999, an increase of 1 percent.

      Within the foods portfolio, Quaker snacks sales increased 12 percent, led by successful new varieties of Quaker Chewy granola bars, Quaker Crispy Mini's rice snacks and the regional introduction of Gatorade energy bars. Quaker oatmeal sales increased 6 percent, surpassing the half-billion dollar mark. Aunt Jemima mix and syrup and Canadian food sales each increased 4 percent. Although sales for the Company's ready-to-eat cereals and side-dish businesses declined 5 percent and 3 percent, respectively, both maintained solid category shares and improved operating profits.

      "Each major product line in the U.S. produced double-digit profit growth. Our strategy of reinvesting cost savings back into innovation and brand building has paid off," said Morrison. "We continue to make progress with our aggressive restructuring of our North American supply chain. By 2002, this effort is expected to deliver about $65 million in annual ongoing savings, providing an excellent source of funding for product and marketing innovations," he said.

FOODS:  LATIN AMERICA, EUROPE AND ASIA/PACIFIC
----------------------------------------------

      Operating income from Quaker's food businesses in Latin America, Europe and the Asia/Pacific region was $52.0 million, versus $47.3 million in 1999, an increase of 10 percent. International food sales increased 6 percent from $523.8 million to $555.9 million, led by solid revenue growth in the Company's food business in Brazil.

      In Latin America, food sales increased 12 percent, or 15 percent in local currencies. In Europe and Asia combined, sales declined 3 percent - reflecting weakness in European currencies compared to the prior year. In local currency terms, European sales increased 5 percent and Asia/Pacific sales increased 6 percent.

TOTAL BEVERAGES
---------------

      Beverages operating income increased 13 percent to $297.8 million in 2000, versus $263.1 million in 1999. In the United States and Canada, operating income increased 8 percent to $273.7 million. International beverage operating income more than doubled, from $9.2 million in 1999 to $24.1 million in 2000, led by growth in the Latin American Gatorade business.

      Worldwide beverage sales hit a record $2.10 billion, an increase of 15 percent, reflecting 15 percent growth in the United States and Canada, 20 percent growth in Latin America and 18 percent growth in the Asia/Pacific region. Sales in Europe declined 8 percent because of weaker currency translation rates than in the prior year.

                                    - more -

      "Gatorade again affirmed its mega-brand status in 2000. Fueled by successful new flavors, convenient new multi-packs, world-class advertising and added points of distribution, this brand has grown more than one-half billion dollars in sales in just the last three years," Morrison said.

UNUSUAL ITEMS
-------------

      For the full year, unusual items totaled $109.2 million in after-tax charges, or 79 cents per share, versus income of $61.2 million, or 43 cents per share, in 1999.

      In 2000, after-tax unusual items included: asset impairment losses of $72.1 million ($120.1 million pretax), or 53 cents per share, and $44.6 million, or 31 cents per share, in restructuring charges ($74.2 million pretax) primarily to reconfigure the U.S. Supply Chain. In addition, unusual items included $7.5 million, or 5 cents per share, of income from adjustments to reduce prior-year restructuring and divestiture reserves ($11.8 million pretax).

      In 1999, after-tax unusual items included: $6.1 million, or 4 cents per share, of income from prior-year restructuring and divestiture reserve adjustments ($9.9 million pretax); discrete income tax adjustments of $59.3 million, or 42 cents per share; a $3.4 million, or 3 cents per share, gain from the sale of a pasta business in Brazil ($5.1 million pretax); and $7.6 million, or 6 cents per share, in U.S. and Canadian restructuring charges ($12.7 million pretax).

FINANCING AND OTHER
-------------------

      Net financing costs (net interest and foreign exchange expense) decreased to $50.3 million for the year, compared to $68.3 million in 1999. As of Dec. 31, 2000, total debt decreased approximately $76 million, versus year-end 1999. Excluding unusual items in both years, the effective tax rate was 36.0 percent in 2000, compared to 36.1 percent in 1999.

      The average number of common shares outstanding was 131.7 million, compared to 134.0 million a year ago. Average diluted shares in 2000 were 137.5 million, versus 139.9 million in 1999.

FOURTH QUARTER RESULTS:
-----------------------

      Fourth-quarter earnings per share, before unusual items, were 37 cents, versus 33 cents per share in 1999, an increase of 12 percent. Including unusual items, earnings per share were 35 cents, versus 42 cents a year ago. In 2000, after-tax unusual items in the fourth quarter included restructuring charges of $4.2 million, or 2 cents per share ($7.0 million pretax); and income to reduce prior restructuring and divestiture reserves of $0.6 million ($1.0 million pretax).

      In 1999, after-tax unusual items in the fourth quarter included: restructuring charges of $3.6 million ($6.0 million pretax), or 3 cents per share; income of $3.9 million ($6.5 million pretax) from reserve adjustments, or 3 cents per share; and discrete income tax adjustments of $13.2 million, or 9 cents per share.

                                    - more -

      Fourth-quarter operating income was $102.0 million, versus $82.6 million a year ago, an increase of 23 percent. Sales were $995.9 million, versus $949.1 million in 1999, an increase of 5 percent. Excluding the impact of changes in foreign currency exchange rates, sales would have increased 6 percent.

2001 OUTLOOK
------------

      The Company expects its merger with PepsiCo, Inc. to be completed sometime in the first half of 2001, subject to PepsiCo and Quaker shareholder approvals, U.S. Federal Trade Commission and other regulatory approvals, and other customary conditions to closing.

      For 2001, the Company's financial objectives--as an independent company--are unchanged from its previous guidance. For the full year, the Company expects to deliver mid-single-digit sales growth, high-single-digit operating income growth and low-double-digit earnings per share growth. The Company intends to continue its strategy of using cost-savings to help fund brand-building activities. Consistent with prior years, and because of the seasonality of its beverage business, the Company expects to deliver approximately two-thirds of its annual earnings in the second and third quarters.

      In the first quarter, the Company plans to support several new product introductions. These include the national launch of the Gatorade energy bar, three new flavors of Gatorade thirst quencher, a new flavor of Propel fitness water, and several new snack items. In addition, the Company intends to continue with its aggressive support of its recently introduced oatmeal products, including Quaker Oatmeal Nutrition for Women and Quaker Instant Oatmeal Express. As a result, the increase in marketing spending in the first quarter is expected to exceed the rate of sales growth. The impact of this marketing shift could cause earnings per share to be relatively flat versus first-quarter earnings last year. For perspective, in each of the last three years, Quaker achieved first-quarter earnings per share growth that far exceeded the annual rate of growth, making for a difficult first-quarter comparison in 2001.

CONFERENCE CALL
---------------

      At 10:30 a.m. (CT) today, management will host a conference call with investors to discuss fourth quarter results. The live presentation is accessible through Quaker's Internet site at www.quakeroats.com. The audio Webcast will be archived on the site. To listen to the Webcast, web users will need a computer with a sound card and speakers, as well as Real Audio software --which can be downloaded through www.real.com.

      The Quaker Oats Company is an international marketer of foods and beverages. Its major brands include: Gatorade thirst quencher; Quaker cereals and grain-based snacks; Rice-A-Roni, Pasta Roni and Near East side dishes; and Aunt Jemima mixes and syrup.

                                    - more -

Forward-looking statements, within the meaning of Section 21E of the Securities and Exchange Act of 1934, are made in this document. The Company's results may differ materially from those suggested by the forward-looking statements for a variety of reasons, including actions of competitors; changes in laws and regulations (including changes in governmental interpretations of regulations and changes in accounting standards); customer and consumer demand, including customer and consumer response to marketing; effectiveness of spending, investments or programs, including cost reduction projects; changes in market prices or rates; fluctuations in the cost and availability of supply chain resources; foreign economic conditions, including currency rate fluctuations; weather; and the ability of the Company to effect manufacturing, distribution and outsourcing initiatives and plant consolidations. Additional expenditures and cash dividends may be affected by the amount of cash flow from operating activities. These factors are more fully described in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission. The forward-looking statement in this document concerning the Company's proposed merger with PepsiCo, Inc., is subject to a number of factors, including: the inability to obtain, or meet conditions imposed for, regulatory or governmental approvals, customary closing conditions, and failure of the Company's or PepsiCo's shareholders to approve the merger and related matters.

                                      # # #

The Quaker Oats Company press releases are available through the Internet at: http://www.quakeroats.com/. They are also available, at no charge, through PR Newswire's Company News On-Call Fax Service. For a menu of available Quaker Oats Company press releases or to retrieve a specific release, call 1-800-758-5804, extension 103689.

                    THE QUAKER OATS COMPANY AND SUBSIDIARIES
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                       AND REINVESTED EARNINGS (UNAUDITED)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                        Dollars in Millions (Except Per Share Data)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                             Three Months Ended               Twelve Months Ended
                                                                                December 31,                      December 31,
                                                                             2000          1999                2000          1999
-----------------------------------------------------------------------------------------------------------------------------------
Net Sales                                                               $   995.9     $   949.1           $ 5,041.0     $ 4,725.2
Cost of goods sold                                                          483.4         453.5             2,288.3       2,136.8
-----------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                512.5         495.6             2,752.7       2,588.4
-----------------------------------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses                                418.0         415.0             1,968.8       1,904.1
Restructuring charges, asset impairments and (gain) on divestiture (a)        6.0          (0.5)              182.5          (2.3)
Interest expense                                                             14.3          14.2                54.0          61.9
Interest income                                                              (1.5)         (3.7)               (9.0)        (11.7)
Foreign exchange loss (gain) -- net                                           1.9          (0.9)                5.3          18.1
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                   73.8          71.5               551.1         618.3
Provision for income taxes (b)                                               25.3          12.5               190.5         163.3
-----------------------------------------------------------------------------------------------------------------------------------
Net Income                                                              $    48.5     $    59.0           $   360.6     $   455.0
Preferred dividends -- net of tax                                             1.0           1.1                 4.2           4.4
-----------------------------------------------------------------------------------------------------------------------------------
Net Income Available for Common                                         $    47.5     $    57.9           $   356.4     $   450.6
-----------------------------------------------------------------------------------------------------------------------------------
Per Common Share:
      Net Income -- basic                                               $    0.37     $    0.44           $    2.71     $    3.36
      Income before unusual charges/gains -- diluted                    $    0.37     $    0.33           $    3.40     $    2.80
      Unusual (charges) gains -- diluted (a)(b)                             (0.02)         0.09               (0.79)         0.43
                                                                        -----------------------           -----------------------
      Net Income -- diluted (c)                                         $    0.35     $    0.42           $    2.61     $    3.23
      Dividends declared                                                $   0.285     $   0.285           $    1.14     $    1.14
-----------------------------------------------------------------------------------------------------------------------------------
Average Number of Common Shares Outstanding
      (in thousands)                                                      131,382       132,643             131,689       134,027
-----------------------------------------------------------------------------------------------------------------------------------
Reinvested Earnings:
      Balance -- beginning of period                                    $ 1,051.4     $   834.5           $   854.6     $   555.8
      Net income                                                             48.5          59.0               360.6         455.0
      Dividends                                                             (38.2)        (38.9)             (153.5)       (156.2)
-----------------------------------------------------------------------------------------------------------------------------------
      Balance -- end of period                                          $ 1,061.7     $   854.6           $ 1,061.7     $   854.6
-----------------------------------------------------------------------------------------------------------------------------------

(a) The three months ended December 31, 2000, includes restructuring charges of $7.0 million pretax ($4.2 million after tax), or $0.02 per share, and income to reduce prior restructuring and divestiture reserves of $1.0 million pretax ($0.6 million after tax). The three months ended December 31, 1999, includes restructuring charges of $6.0 million pretax ($3.6 million after tax), or $0.03 per share, and income to reduce prior restructuring reserves of $6.5 million pretax ($3.9 million after tax), or $0.03 per share. The twelve months ended December 31, 2000, includes restructuring charges of $74.2 million pretax ($44.6 million after tax), or $0.31 per share; income to reduce prior restructuring and divestiture reserves of $11.8 million pretax ($7.5 million after tax), or $0.05 per share; and asset impairment losses of $120.1 million pretax ($72.1 million after tax), or $0.53 per share, related to the Supply Chain Reconfiguration project. The twelve months ended December 31, 1999, includes restructuring charges of $12.7 million pretax ($7.6 million after tax), or $0.06 per share; a gain on the divestiture of a Brazilian pasta business of $5.1 million pretax ($3.4 million after tax), or $0.03 per share; and income to reduce prior restructuring and divestiture reserves of $9.9 million pretax ($6.1 million after tax), or $0.04 per share.

(b) The three and twelve months ended December 31, 1999, include $13.2 million, or $0.09 per share, and $59.3 million, or $0.42 per share, respectively, of reductions in the provision for income taxes related to previously recorded tax accruals and tax assets.

(c) For the twelve months ended December 31, 2000, adjustments to income and shares for the calculation of diluted EPS were approximately $1.9 million and
5.8 million shares, respectively. For the twelve months ended December 31, 1999, adjustments to income and shares for the calculation of diluted EPS were approximately $2.0 million and 5.9 million shares, respectively.

                    THE QUAKER OATS COMPANY AND SUBSIDIARIES
                      TWELVE MONTHS NET SALES AND OPERATING
                      INCOME (LOSS) BY SEGMENT (UNAUDITED)

                                                                                                         Dollars in Millions
-----------------------------------------------------------------------------------------------------------------------------
                                                      Net Sales                          Operating Income (Loss)
-----------------------------------------------------------------------------------------------------------------------------
                                                Twelve Months Ended      Percent            Twelve Months Ended      Percent
                                                     December 31,        Inc(Dec)               December 31,         Inc(Dec)
-----------------------------------------------------------------------------------------------------------------------------
                                                  2000          1999                          2000         1999
-----------------------------------------------------------------------------------------------------------------------------
Foods:
------
        U.S. and Canadian                    $ 2,381.2     $ 2,359.5        0.9%           $ 458.5      $ 399.8        14.7%
        Latin American                           345.9         308.4       12.2%              26.8         26.2         2.3%
        Other (a)                                210.0         215.4       (2.5%)             25.2         21.1        19.4%
-----------------------------------------------------------------------------------------------------------------------------
Total Foods                                  $ 2,937.1     $ 2,883.3        1.9%           $ 510.5      $ 447.1        14.2%
-----------------------------------------------------------------------------------------------------------------------------

Beverages:
----------
        U.S. and Canadian                    $ 1,728.4     $ 1,502.3       15.1%           $ 273.7      $ 253.9         7.8%
        Latin American                           273.9         229.1       19.6%              30.9         16.5        87.3%
        Other (a)                                101.6         103.8       (2.1%)             (6.8)        (7.3)         N/M
-----------------------------------------------------------------------------------------------------------------------------
Total Beverages                              $ 2,103.9     $ 1,835.2       14.6%           $ 297.8      $ 263.1        13.2%
-----------------------------------------------------------------------------------------------------------------------------

Total Ongoing Businesses                     $ 5,041.0     $ 4,718.5        6.8%           $ 808.3      $ 710.2        13.8%

-----------------------------------------------------------------------------------------------------------------------------
Total Divested                               $      --     $     6.7         N/M           $    --      $    --           --
-----------------------------------------------------------------------------------------------------------------------------

Total Sales/Operating Income                 $ 5,041.0     $ 4,725.2        6.7%           $ 808.3      $ 710.2        13.8%
-----------------------------------------------------------------------------------------------------------------------------

Less:        Restructuring charges, asset impairments and
                (gain) on divestiture                                                        182.5         (2.3)
             General corporate expenses                                                       24.4         25.9
             Interest expense -- net                                                          45.0         50.2
             Foreign exchange loss -- net                                                      5.3         18.1
-----------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                                 $ 551.1      $ 618.3
=============================================================================================================================

(a) Other includes European and Asia/Pacific results.

N/M = Not Meaningful

                    THE QUAKER OATS COMPANY AND SUBSIDIARIES
                      THREE MONTHS NET SALES AND OPERATING
                      INCOME/(LOSS) BY SEGMENT (UNAUDITED)

                                                                                                         Dollars in Millions
-----------------------------------------------------------------------------------------------------------------------------
                                                      Net Sales                           Operating Income (Loss)
-----------------------------------------------------------------------------------------------------------------------------
                                                Three Months Ended       Percent             Three Months Ended      Percent
                                                     December 31,        Inc(Dec)               December 31,         Inc(Dec)
-----------------------------------------------------------------------------------------------------------------------------
                                                  2000          1999                          2000         1999
-----------------------------------------------------------------------------------------------------------------------------
Foods:
------
        U.S. and Canadian                      $ 563.6       $ 560.6        0.5%           $ 104.0      $ 105.1        (1.0%)
        Latin American                            89.9          80.9       11.1%               5.9          9.4       (37.2%)
        Other (a)                                 55.1          57.3       (3.8%)              4.8          0.7       585.7%
-----------------------------------------------------------------------------------------------------------------------------
Total Foods                                    $ 708.6       $ 698.8        1.4%           $ 114.7      $ 115.2        (0.4%)
-----------------------------------------------------------------------------------------------------------------------------

Beverages:
----------
        U.S. and Canadian                      $ 219.1       $ 190.8       14.8%           $ (12.0)     $ (28.5)         N/M
        Latin American                            60.6          50.0       21.2%               5.6          1.0       460.0%
        Other (a)                                  7.6           9.5      (20.0%)             (6.3)        (5.1)      (23.5%)
-----------------------------------------------------------------------------------------------------------------------------
Total Beverages                                $ 287.3       $ 250.3       14.8%           $ (12.7)     $ (32.6)         N/M
-----------------------------------------------------------------------------------------------------------------------------

Total Sales/Operating Income                   $ 995.9       $ 949.1        4.9%           $ 102.0      $  82.6        23.5%
-----------------------------------------------------------------------------------------------------------------------------

Less:        Restructuring charges and reserve adjustment (gains)                              6.0         (0.5)
             General corporate expenses                                                        7.5          2.0
             Interest expense -- net                                                          12.8         10.5
             Foreign exchange loss (gain) -- net                                               1.9         (0.9)
-----------------------------------------------------------------------------------------------------------------------------

Income before income taxes                                                                 $  73.8      $  71.5
=============================================================================================================================

(a) Other includes European and Asia/Pacific results.

N/M = Not Meaningful

The following are prepared comments for The Quaker Oats Company's telephone conference call which was broadcast on February 1, 2001.



                                      FINAL

                              MME's Conference Call
                                     Remarks
                                February 1, 2001
                                   10:30 a.m.

Good Morning, and thanks for joining us.

Before Bob Morrison comments on the year, I'd like to briefly run through our financial highlights.

During this briefing, we'll discuss Quaker's business outlook, and may make forward-looking statements. Forward looking statements--including all statements that may be made on this call that are not historical facts--are subject to a number of risks and uncertainties--and actual results may differ materially. Please refer to our earnings release for more information on risk factors that could cause actual results to differ.

With that out of the way, let's start with a quick review of earnings.

Excluding UNUSUAL ITEMS in the quarter, we delivered 37 cents per share, which compares to 33 cents earned in the fourth quarter of 1999 on the same basis. This represents a 12 percent increase over the prior year--and our 12th straight quarter of double-digit EPS growth.

For the year, earnings were $3.40 per diluted share--a 21 percent increase over 1999's two-dollars and eighty cents. These numbers, again, exclude unusual items.

Turning now to revenue. . .

Fourth-quarter sales were nearly $996 million and were 5 percent ahead of a year ago. Excluding the effects of foreign currency fluctuations, sales would have increased 6 percent.

On a full year basis, sales increased 7 percent to just over five-billion dollars. On a "constant currency" basis, that increase would have been 8 percent.

This increase was explained by:

o    a 15 percent increase in U.S. & Canadian Beverage sales,

o    a 13 percent increase in International Beverage sales

o    a 1 percent increase in U.S. & Canadian Foods,

o    and, a 6 percent increase in International Foods.

I'll take a brief moment to review some of the key volumes behind our results.

o U.S. & Canadian Beverages volume increased 10 percent in the fourth quarter and 13 percent for the full year.

o International beverage volume grew 14 percent in the fourth quarter and for the total year.


Volume for our U.S. Foods business was essentially flat in the fourth quarter and for the year. Results by product group varied:

o Grain-based snacks volume declined 3 percent in the quarter, on a tough "comp"...last year, fourth-quarter volume was up 15 percent. For the full year, snack volume grew a solid 9 percent, led by 13 percent growth in our "snack bar" business. Rice snacks volume declined 2 percent for the year, but our new Crispy Mini's grew over 52 percent in the year.

o Hot cereal volume was up 10 percent in the fourth quarter, as new varieties proved popular with consumers. For the full year, hot cereal volume was up 4 percent.

o Aunt Jemima mix and syrup was up 6 percent in the quarter and up 3 percent for the year.

o Ready-to-eat cereals volume declined 5 percent in the quarter and for the full year. Boxed cereals declined 1 percent in the quarter and 3 percent for the year. And because of continued aggressive price promotion in the category, bagged cereals declined 14 percent in the quarter and 12 percent for the year.

o Volume for our flavored rice and pasta brands, Rice-A-Roni, Pasta Roni and Near East, declined 4 percent in the fourth quarter, but held even with the prior year for the full twelve months.

Outside of the U.S.:

o Latin American food volume increased 14 percent in the quarter and increased 12 percent for the year.

o European food volume decreased 4 percent in the quarter and was down 1 percent for the year.

o And, Asian food volume grew 21 percent in the quarter and increased 10 percent for the full year.


Finally, turning to operating income. . .

For the fourth quarter, operating income was $102 million, up $19 million, or 23 percent, from the fourth quarter last year.

For the full year, operating income increased 14 percent to $808 million.

Breaking that down for the year. . .

o U.S. & Canadian Foods operating income increased 15 percent, with profit growth across every product group--hot and ready-to-eat cereals, snacks, syrups and mixes, and rice and pasta sidedishes.

o International Foods operating income increased 10 percent, as Latin American profits increased 2 percent, and Europe and Asia, combined, increased 19 percent.

That totals to a 14 percent increase in Worldwide Foods operating income.

Turning to Beverages...

o In the U.S. and Canada, beverage operating income grew 8 percent -- which was less than sales growth because we underwrote the introduction of Propel fitness water into 25 percent of the country. Brand Gatorade alone actually achieved a double-digit profit increase for the year.

o    International Beverages operating income more than doubled, increasing $15 million to $24 million....with Latin American beverages alone delivering an
     87 percent increase, producing $ 31 million in operating income. Underwriting to establish the Gatorade brand in China continued.

In total, Worldwide Beverages produced a strong 13 percent increase in operating income for the year.

As a result of the strong operating profit growth, total Company operating margins expanded 100 basis points from 15 percent in 1999 to 16 percent in 2000.

Now, I'd like to turn it over to Bob Morrison, for his editorial perspective. Bob. . .

                                      FINAL



                                  Bob Morrison
                             Conference Call Remarks
                           Thursday, February 1, 2001

Good morning, and thanks for joining us.

As Margaret highlighted, 2000 was a remarkably strong year for us ... volumes up 9 percent ... sales up 7 percent... operating income up 14 percent ... margins up 100 basis points ... and, earnings up 21 percent.

We stayed on strategy--aggressively pursuing cost-savings and reinvesting to build our brands--and once again, it paid off, not only for our Gatorade business, but also for Foods.


Let me comment on some of the highlights...

Gatorade, once again, had a tremendous year. It broke the two-billion dollar mark, and delivered its seventeenth consecutive year of growth since the brand was acquired in 1983.

            In the U.S., Gatorade sales grew across all distribution channels.

o    Our share of the active thirst category grew to 9%.

o And, from a brand-building standpoint, our new Fierce flavors proved successful, as did our new eight-packs and four-packs.

Over the last five years, our beverage sales have grown at a 9 percent compound average rate--and at an even faster, 11 percent, average rate in the last three years. That's the equivalent of over five-hundred million dollars of incremental sales in the last three years alone.


Over that same five-year period, beverage operating income has more than tripled, and is now just under 300 million dollars.

That's an incredible track record--and one we're eager to build on, given the new opportunities ahead of us.

But Gatorade wasn't the only thing going right in 2000, our Foods businesses also delivered a solid performance.

Although overall sales growth was only 2 percent, operating income grew 14 percent as we achieved profit growth in every region of the world.

Let's look a little closer at the key businesses, starting in North America...

o Hot cereals had a very good year. Volume, sales and profits all grew strongly. In fact, this season, we drove double-digit category growth with our new adult-flavors, like Cinnamon Roll and Honey Nut, our national launch of "Quaker Instant Oatmeal Express," and our regional launch of "Quaker Instant Oatmeal Nutrition for Women."

o Our Snacks business chalked up 12 percent growth for the year as Quaker Chewy granola bars, once again, achieved double-digit sales growth. And, I've got to say I'm really encouraged by the turnaround our new Quaker Crispy Mini's have brought to the rice cake category. For the first time, in five years, Quaker rice snacks sales are growing.

o Aunt Jemima syrup and mixes had a strong year, too. Volume, sales and income have all picked up dramatically. That's great to see in this relatively mature, but highly profitable business.

o In contrast to these positive results, ready-to-eat cereal sales struggled in 2000 as we altered our marketing strategy, shifting away from price-promotion toward true brand-building.

     On the positive side, restraining ourselves from chasing unprofitable volume resulted in our operating profits taking-off. We finished the year with solid double-digit operating income growth and only a modest share loss.

     Ready-to-eat cereals are still a challenge. But with future savings from our recent restructuring actions accruing mainly to "ready-to-eats," we should be in a solid position to drive continued profitable growth from our key brands.

On the international front, we delivered profitable growth in every region--Latin America, Europe and Asia.

o In Latin America, our food sales rebounded strongly, as the Brazilian economy stabilized and we resumed aggressive brand-building tactics. As a result, our business there delivered 17 percent sales growth.

o In Europe, our sales declined, tracing to the weaker "Euro" and "Pound." Yet, in local currencies, our sales increased 5 percent, as our new hot cereal and snack items proved popular with consumers.

o In our tiny Asian business, hot cereals continued to grow in popularity, particularly in Malaysia.


All of this led to the 14 percent operating income growth in our worldwide Food and worldwide Gatorade businesses--and to our 21 percent growth in E.P.S.

Now our sights are set on delivering a strong 2001.

We've got a lot of innovation coming right out of the box.

In just the first quarter:

o Gatorade is introducing three new flavors: Starfruit, Passionfruit, and High Tide Frost.

o On the packaging front, we're completing the national expansion of our EDGE-sportbottle four-pack.

o And, we're introducing a new Black Cherry flavor to our Propel fitness water line.

In U.S. Foods...

o We're taking our new Gatorade energy bar national, after its successful regional test in 2000.

o We're adding a new Nestle Baby Ruth flavor to our already successful Chewy granola bar line.

o And, we're introducing a large-bag of Quaker Crispy Mini's rice snacks for "shared munching."

As you can see, we're as intent as ever on keeping innovation at the top of our agenda in 2001. At the same time, we have an abundance of cost-savings projects to implement this year, so that we can continue to grow our brands profitably, into the future.

These are just a few highlights of what we have in store early in the year to help us achieve our stated annual goals of:

o    mid-single digit sales growth,

o    high single-digit operating income growth,

o    and, low-double-digit earnings growth.

Clearly, we're looking for another strong year. But our pattern of earnings growth is going to be different this year--beginning in the first quarter.

Because of aggressive brand support, and because of tough "comps," we don't expect to show earnings growth in the first quarter. Let me explain...

The first-quarter comparison is a difficult one, primarily because we've knocked-the-cover-off-the-ball in the first quarter of each of the last three years. We delivered EPS growth averaging 47 percent in the first quarters of 1998, 1999 and 2000. That alone makes for a tough comp, especially when some of the unusual factors affecting last year's first quarter are not likely to be repeated.

In the first quarter last year, we began shipping the Gatorade eight-pack. Even though it was "off season," its sales took off like a rocket. In addition, we began shipping the two new Nestle varieties of Quaker Chewy granola bars--and they started flying-off-the-shelf, before we even began marketing support.

The surge in these two businesses--without commensurate marketing support in "Q-one" led to 20-plus percent growth in the operating income in the quarter.

Additionally, last year's first quarter growth rate was helped by a six-cent turnaround in foreign exchange expense--related to the Brazilian rcal ... and by lower shares outstanding.

These factors, plus our planned first-quarter increase in marketing support, take us to what may be no better than a "flat" quarter and to a pattern of earnings growth in 2001 that will be more "back-end loaded." Although that's a different pattern from last year, I WANT TO EMPHASIZE--we're still expecting to deliver a strong year.

Before, I take your questions, let me wrap-up with a quick update on our pending merger.

First, I've got to say that having gotten to know the Pepsi people ... and having learned more about their business... I'm more convinced than ever that combining our brands and people with PepsiCo's scale, resources and infrastructure will allow us, not only to build on the great growth potential of our brands, but also to share "best practices" across the new PepsiCo entity. Everyone here at Quaker is excited about the possibilities.

Second, I've got to acknowledge that we're waiting, as you are, to get a better grasp of the timing.

Once we complete our year-end financials, we'll be in a position to update our proxy and have a better idea of the timing of our special shareholder meeting. Beyond that, we are waiting for regulatory approvals, which we hope to be forthcoming--without undue delay. Therefore, our current timetable for completing this transaction is still sometime in the second quarter.

Meantime, we are moving ahead with our growth plans.

o    We have momentum in our key brands,

o    a pipeline of exciting new products,

o and actionable plans to drive out costs in order to deliver greater long-term returns.


Let me stop here to take your questions.  Operator?

AT CONCLUSION OF CALL:

2000 was a remarkable year for Quaker. We've got a rock-solid foundation to build from as we move into the future. Our shares are strong and we've got plans for growth and innovation across our key products lines.

Again, thanks for joining us.